UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2017 (Report No. 2)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On April 30, 2017, the Registrant convened an annual general meeting of the Registrant’s ordinary shareholders and ADS holders. The Registrant’s ordinary shareholders and ADS holders passed all agenda items as originally proposed, as described further in Exhibit 99.1 to the Registrant’s Form 6-K furnished by the Registrant to the Securities and Exchange Commission on March 22, 2017.

This Form 6-K of the Registrant is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-214817) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz Title: Chief Financial Officer

Date: May 4, 2017